CLARK HOLDINGS INC.
121 New York Avenue
Trenton, New Jersey 08638

March 25, 2010

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Clark Holdings Inc.
Form 10-K or the year ended January 3, 2009
File No.: 001-32735

Dear Mr. Humphrey:

Clark Holdings Inc. (the “Company”) responds as follows to the Staff’s comment letter, dated January 21, 2010, relating to the above-captioned Form 10-K (the “10-K”).  Please note that, for the Commission Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

The Company intends to file, as soon as reasonably practical, an amended annual report on Form10-K for the fiscal year ended January 3, 2009 (the “Amended 10-K”) that contains revised disclosure in response to certain of the Staff’s comments as discussed below.

Form 10-K for the year ended January 3, 2009 Financial Statements

General

1.
Refer to our previous comment 6. While you may have satisfied the requirements of Rule 3-05 and 8-01 of Regulation S-X with regard the provision of audited financial statements at the time of the transaction, as CGI is your predecessor the historical financial statements of CGI prior to the acquisition date are necessary to comply with Rule 8-02 of Regulation S-X. Please revise your January 3, 2009 Form 10-K accordingly.

Response:

The Company will include in the Amended 10-K audited consolidated financial statements (the “Revised Financial Statements”) revised to present The Clark Group, Inc. (“CGI”) as the Company’s predecessor in accordance with Rule 8-02 of Regulation S-X.

Securities and Exchange Commission
March 25, 2010

A summary of the revised presentation is set forth in the following table:

Proposed Presentation for Form 10-K for year ended January 3, 2009
2008
Description	2007	6 Weeks Prior to Acquisition	Since Acquisition
Income Statement	CGI Only	CGI Only	CHI (which includes CGI results since ACQ)
Balance Sheet	CGI Only	Not Required	CHI (which includes CGI results since ACQ)
Cash Flows	CGI Only	CGI Only	CHI (which includes CGI results since ACQ)
Stockholder's Equity	CGI Only	CGI Only	CHI (which includes CGI results since ACQ)
Footnotes	Footnotes compare 2007 CGI amounts with 2008 CHI amounts (which include CGI resutls since ACQ)
Footnotes	Income Statement footnotes for CGI for 6 week period where applicable.
Exhibits	Audited Financial Statements of CHI for 2007and the period of 2008 through the acquisition
MD&As-Operations	Compare 2008 results of operations to 2007 results of operations for CGI
MD&As-Liquidity	2007 CGI liquidity versus 2008 CGI Liquidity

Legend:

ACQ	--Acquisition
SPAC	--Special Purpose Acquisition Corporation
CGI	--Predecessor Corporation, acquired by CHI on 02-12-2008
CHI	--Successor Corporation & is a SPAC that acquired CGI

Securities and Exchange Commission
March 25, 2010

Income Statement, page 50

2.
Refer to our previous comment 7. We continue to believe the terms “gross profit” and “net revenue” are inappropriate given your business model. Please revise to exclude such terms and for consistency with others in the industry.

Response:

In the Revised Financial Statements, consistent with others in the Company’s industry employing similar business models, the Company will remove “Gross profit” and “Net revenue” from the income statement and will present “Income (loss) from operations” as the first subtotal.

3.
As a related matter, your income statement format with regard to the presentation of consolidated results for the entire year with the mathematical elimination of net results for the period prior to the transaction is not appropriate. Your income statement should only include amounts attributable to the consolidated entity after the date of the transaction. Please revise.

Response:

In the Revised Financial Statements, for periods after the date of the transaction, the Company will include in the income statement only amounts attributable to the consolidated entity.

Note 6 - Impairment of Goodwill and Identifiable Intangible Assets, page 63

4.
Refer to our previous comment 13. Please revise your policy note in your amended document to include a detailed description of the relief from royalty method similar to that contained in your response. Discuss the significant assumptions utilized by management and the nature of and reasons for the changes in these assumptions as of January 3, 2009 as discussed in the final paragraph of your response.

Response:

In the Revised Financial Statements, the Company will amend the applicable footnote in accordance with this comment.

5.
Refer to our previous comments 13 and 14. From your discussion of how you determined the royalty rate used in your analysis and also how you determined the total impairment charge, it appears the most significant assumption is the sales growth rate forecast. We note from your response to our previous comment 14 that during the quarterly period ended July 4, 2009, you revised your financial projections to incorporate certain cost reductions, and your forecasts showed a significant increase in profitability and cash flow. Please tell us how these revised forecasts compared to your original forecasts used in the January 3, 2009 impairment analysis.

Securities and Exchange Commission
March 25, 2010

Response:

The Company’s original projections for gross revenues in 2009 (as used in the January 3, 2009 impairment analysis) were reduced by 26% in the mid-year projections (as used in the July 4, 2009 impairment analysis).  Similarly, gross profit/net revenue1 was down 20% from the original projections.  Finally, income from operations after taxes was down 14%, but still resulted in positive cash flow for the second half of the 2009 fiscal year.

6.
As a related matter, given the remaining balance of $16 million in intangible assets, it appears further impairment charges may have a material impact on your results. As such, please provide us with and consider expanding your disclosures in future filings to include the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test,

•	More detailed description of the methods and key assumptions used and how the key assumptions were determined,

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (e.g. market- derived rate of return).

Response:

As of January 2, 2009 the percentage by which fair value of the Company’s intangible assets exceeded the carrying value was $2,931,537, or 17.5%.

These projections use in the impairment analysis for the year ended January 3, 2009 assumed a 3% growth in Gross Revenues for both the domestic and international segments, along with Operating Expenses growing at a similar rate as Gross Revenue.  Other Sales, General and Administrative costs were assumed to grow at a slower rate than Gross Revenue and Operating Expenses, which was due to operational efficiencies as the company matured as a public reporting company.

1 In accordance with comment 2, in the Revised Financial Statements, the Company will eliminate “Gross profit” and “Net revenue” from its income statement, but the Company used this metric for decision making purposes in performing the impairment analyses.

Securities and Exchange Commission
March 25, 2010

When these projections were prepared at the end of the fourth quarter of 2008, the company had not observed any evidence of a downturn that was to occur in 2009.  The amount of freight being moved on a weekly basis had stayed relatively flat during the fourth quarter of 2008.  Consequently, the model assumed a relatively conservative growth rate of 3% per annum using 2008 Gross Revenue as the base (adjusted for a reduction in fuel surcharge).   The significant drop in Gross National Product during 2009 and the supply chain disruption that occurred with our domestic wholesalers, were events that were simply not foreseen.

The Company respectfully notes the Staff’s comment and will consider expanding its disclosure in future filings.

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If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned.

Sincerely,

/s/ Stephen Spritzer

Stephen Spritzer